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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person* *(Last, First, Middle)*	2. Issuer Name and Ticker or Trading Symbol	3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*
Harris, Seth B.	DATATRAK International, Inc. (DATA)	
	4. Statement for *(Month/Day/Year)*	**5. If Amendment, Date of Original** *(Month/Day/Year)*
3467 Kersdale Rd.	October 2002	
(Street)	**6. Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)*	**7. Individual or Joint/Group Filing** *(Check Applicable Line)*
Pepper Pike, OH 44124	☒ Director ☐ 10% Owner	☒ Form filed by One Reporting Person
(City) (State) (Zip)	☐ Officer *(give title below)*	☐ Form filed by More than One Reporting Person
	☐ Other *(specify below)*	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security *(Instr. 3)*	2. Transaction Date *(Month/Day/Year)*	2a. Deemed Execution Date, if any. *(Month/Day/Year)*	3. Transaction Code *(Instr. 8)*		4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) *(Instr. 3 and 4)*	6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)*	7. Nature of Indirect Beneficial Ownership *(Instr. 4)*
			Code	V	Amount	(A) or (D)	Price			
Common Shares, without par value	10/14/02		P		2800	A	$1.15			
Common Shares, without par value	10/24/02		P		3000	A	$1.20			
Common Shares, without par value	10/23/02		P		2500	A	$1.20			
Common Shares, without par value	10/25/02		P		1000	A	$1.15	111,434 (1)	D	

Page 2

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Director Stock Option (right to buy)	9.60	2/29/96		J (2)			
Director Stock Option (right to buy)	8.25	2/28/97		J (2)			
Director Stock Option (right to buy)	4.38	2/28/98		J (2)			
Director Stock Option (right to buy)	4.19	4/14/99		J (2)			
Director Stock Option (right to buy)	3.75	6/1/00		J (2)			
Director Stock Option (right to buy)	5.19	6/1/00		J (2)			
Director Stock Option (right to buy)	2.00	6/1/01		J (2)			

Page 3

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
08/29/96	03/01/06	Common Shares	1,500 (3)			D	
8/28/97	2/28/07	Common Shares	1,500 (3)			D	
8/28/98	2/28/08	Common Shares	1,500 (3)			D	
4/20/99	7/23/08	Common Shares	10,000 (3)			D	
6/1/00	9/22/09	Common Shares	12,500 (4)			D	
6/1/01	6/1/10	Common Shares	12,500 (4)			D	
6/1/02	6/1/11	Common Shares	12,500 (4)		52,000	D	

Explanation of Responses:

1. Includes 102,134 Common Shares previously reported on Form 4 or Form 5.

2. Beneficial ownership of these securities was reported on previously reported Form 4 or Form 5.

3. Options were granted under the Company's 1996 Outside Directors Stock Option Plan in reliance upon the Exemption provided by Rule 16-b-3.

4. Options were granted under the Company's 1999 Outside Directors Stock Option Plan in reliance upon the Exemption provided by Rule 16-b-3.

/s/ Seth B. Harris	12/16/2002
**Signature of Reporting Person	Date

_____

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.